     As filed with the Securities and Exchange Commission on March 7, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 33-50601


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 Savings Fund Plan for Employees of
                                 Pacific Gas and Electric Company


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                 PG&E Corporation
                                 77 Beale Street
                                 P.O. Box 77000
                                 San Francisco, CA  94177
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                              REQUIRED INFORMATION

     1. The financial statements of the Savings Fund Plan Master Trust and the Savings Fund Plan Parts I and II as of December 31, 1996 and 1995, the statements of net assets as of December 31, 1996 and 1995, the statements of changes in the net assets of the Plans for the year ended December 31, 1996 and the Savings Fund Plan Master Trust schedule of assets held for investment purposes as of December 31, 1996 and the schedule of reportable transactions for the year ended December 31, 1996, together with the reports of Arthur Andersen LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

     2. Consent of Arthur Andersen LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.


                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 SAVINGS FUND PLAN FOR EMPLOYEES OF
                                 PACIFIC GAS AND ELECTRIC COMPANY



Date: March 7, 1997              By: G. BRENT STANLEY
                                     ------------------------------
                                     G. Brent Stanley
                                     Chairman, Employee Benefit
                                     Administrative Committee

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